www.linkedin.com/in/datonko
(LinkedIn)
delfastbikes.com (Company)

Top Skills

Team Leadership
Leadership
Executive Management

Languages

Russian (Native or Bilingual)
Ukrainian (Professional Working)
English (Full Professional)

Certifications

EF SET English Certificate 78/100
(C2 Proficient)

Publications

Delfast Reinvents The Soviet Dnepr
As A Powerful Electric Bike

Основатель Best.ua запускает
мобильную игру дополненной
реальности X-Rift

Recharge Your Fitness With The 7
Best Electric Bikes To Traverse This
Rocky World

3 key lessons I've learned as a
(mostly) unsuccessful businessman

Игра по дополненной реальности
X-Rift Данила Тонкопия выиграла
конкурс мобильных приложений в
Армении

Daniel Tonkopi

Prolific environmentalist, serial entrepreneur with 2 exits, and EV
expert. CEO&Founder @Delfast bikes. Created the #1 World's
longest-range e-bike (Guinness World Record) and more
Los Angeles, California, United States

Summary

CEO and Founder of Delfast Inc., the electric bikes company with
the World Guinness Record for the longest distance travelled on a
single charge. We produce the transport of the future: easy-to-use
and simple in servicing, powerful and eco-friendly vehicle for city
use.

People in over 40 countries enjoy the ride with Delfast using e-bikes
for professional needs. Our partnerships include dealers in the US,
South Africa and the EU, police departments in the US and Mexico,
the Ukrainian Ministry of Transportation and Infrastructure, etc.

Experience

In Charge One, Inc.
CEO & Founder
March 2023 - Present (1 year 8 months)
Los Angeles, California, United States

Delfast Inc.
10 years 2 months

CEO & founder
September 2014 - Present (10 years 2 months)
Los Angeles County, California, United States

Delfast e-bikes provide a range of 230 miles on a single charge, with no pedal
power needed. We hold the Guinness World Record for the longest distance
traveled on a single charge.

The power and high quality of Delfast e-bikes is recognized by world-famous
media. Forbes names Delfast Top 3.0 the fastest electric bike in 2021, and
New Atlas lists Delfast Offroad among the best e-bikes in 2019.

CEO & Founder, "Delfast - fast delivery service"

September 2014 - October 2020 (6 years 2 months)

Delfast.co is 1-hour delivery for online-stores on electric bikes.

The delivery division of Delfast Company was acquired in 2020. Buyer - SMK Group, Ukraine https://smk-group.com.ua/en/611268b92a89c/

Adlog.tv
Startup Mentor
December 2013 - June 2018 (4 years 7 months)

Adlog.tv is a "Google for TV", an index-based video search that allows to find video in archive or stream air for content owners.

Eastlabs
1 year 9 months

Chief Evangelist Officer
November 2013 - October 2014 (1 year)

Chief Evangelist of Eastlabs business incubator

CMO
February 2013 - February 2014 (1 year 1 month)

Responsible for all areas of marketing, media relations, promotion, web and electronic services of Eastlabs Gaming Business Incubator

X-Rift
CEO & Founder
February 2013 - August 2014 (1 year 7 months)

Augmented reality mobile game: first person shooter in the real world.

Торговая площадка Mp.kz
COO
January 2013 - December 2013 (1 year)

Turnover of the project - $40 mln+ per year

best.ua
CEO & Founder
December 2009 - December 2013 (4 years 1 month)
Kiev

Owner of best.ua - a places reviews service #1 in Ukraine

Best.ua was acquired in 2014
https://ain.ua/ru/2014/06/11/danil-tonkopij-prodal-best-ua/

KazMunayGas

6 years 1 month

First Deputy General Director
February 2006 - September 2008 (2 years 8 months)

- Establishment of the Company,
- Purchase of land and construction project management: Europe, Central Asia, South-East Asia

Deputy Director for New Projects
April 2005 - February 2008 (2 years 11 months)

- Preparation of marketing and advertising strategy for the deluxe residential estate (10 buildings, 70,000 sq m, 6 ha) and arrangement of sales. All apartments were sold at a price of over $5,000 a sq m, with the average market price standing at 2,700 a sq m

Senior Manager, Customer Service
July 2003 - March 2005 (1 year 9 months)

- Land allotments for the construction of Kazmunaigas' filling stations and other civil facilities all over Kazakhstan

Senior Manager for the Sale of Oil Products, Business Development Department
September 2002 - June 2003 (10 months)

- Preparation of the State Development Programme for the Kazmunaigas' chain of filling stations, and its implementation. The Company built a new chain of petrol/gas filling stations and opened a chain of filling stations under franchises (more than 500 stations)

Group of Companies Resmi
Brand Analyst
June 2001 - September 2002 (1 year 4 months)

- Promo activity led to a 60% increase in sales of Juice "Da-Da" in the peak season
- The brand "Da-Da" became the most recognizable brand among juice brands in the country

———

Education

Kazakh Economic University
Bachelor, International Economic Relations · (1995 - 1999)